Exhibit 99.1
1Q2021 Operating Results of Shinhan Financial Group

On April 23, 2021, Shinhan Financial Group released its operating results for 1Q 2021. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

					(KRW million)
Item		1Q 2021	4Q 2020	QoQ Change (%)	1Q 2020	YoY Change (%)
Revenue*	Specified Quarter	14,354,341	13,596,491	5.57	18,921,495	-24.14
	Cumulative	14,354,341	49,027,243	-	18,921,495	-24.14
Operating Income	Specified Quarter	1,682,379	948,956	77.29	1,257,391	33.80
	Cumulative	1,682,379	4,929,736	-	1,257,391	33.80
Income before Income Taxes	Specified Quarter	1,645,332	684,804	140.26	1,276,582	28.89
	Cumulative	1,645,332	4,753,871	-	1,276,582	28.89
Net Income	Specified Quarter	1,217,941	489,389	148.87	949,540	28.27
	Cumulative	1,217,941	3,498,076	-	949,540	28.27
Net Income Attributable to Controlling Interest	Specified Quarter	1,191,938	464,393	156.67	932,400	27.84
	Cumulative	1,191,938	3,414,595	-	932,400	27.84

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2021	4Q 2020	QoQ Change (%)	1Q 2020	YoY Change (%)
Revenue*	Specified Quarter	7,820,038	7,992,528	-2.16	10,239,734	-23.63
	Cumulative	7,820,038	25,049,392	-	10,239,734	-23.63
Operating Income	Specified Quarter	934,929	573,565	63.00	827,834	12.94
	Cumulative	934,929	2,913,646	-	827,834	12.94
Income before Income Taxes	Specified Quarter	877,607	422,087	107.92	828,898	5.88
	Cumulative	877,607	2,783,441	-	828,898	5.88
Net Income	Specified Quarter	656,568	312,896	109.84	626,607	4.78
	Cumulative	656,568	2,078,232	-	626,607	4.78
Net Income Attributable to Controlling Interest	Specified Quarter	656,437	312,749	109.89	626,531	4.77
	Cumulative	656,437	2,077,793	-	626,531	4.77

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2021	4Q 2020	QoQ Change (%)	1Q 2020	YoY Change (%)
Revenue*	Specified Quarter	1,081,992	1,130,703	-4.31	1,090,949	-0.82
	Cumulative	1,081,992	4,091,178	-	1,090,949	-0.82
Operating Income	Specified Quarter	227,454	188,332	20.77	164,399	38.35
	Cumulative	227,454	822,214	-	164,399	38.35
Income before Income Taxes	Specified Quarter	230,468	191,562	20.31	164,695	39.94
	Cumulative	230,468	821,212	-	164,695	39.94
Net Income	Specified Quarter	168,420	137,057	22.88	126,293	33.36
	Cumulative	168,420	606,554	-	126,293	33.36
Net Income Attributable to Controlling Interest	Specified Quarter	168,082	136,295	23.32	126,537	32.83
	Cumulative	168,082	606,453	-	126,537	32.83

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues